Exhibit 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Chelsea GCA Realty Partnership, L.P. for the registration of $50 million 8 3/8% notes due August 17, 2005 and $50 million 8 5/8% notes due August 17, 2009 and to the incorporation by reference therein of our report dated February 2, 2000, with respect to the consolidated financial statements and schedule of Chelsea GCA Realty Partnership, L.P. included in its Annual Report (Form 10-K, as amended by Form 10-K/A) for the year ended December 31, 1999, filed with the Securities and Exchange Commission.

Ernst & Young LLP

New York, New York
October 19, 2000